Kline Law Group, PC

100 Pine Street, Suite 1250

San Francisco, CA 94111

T – 415.745.3636

F – 415.745.3301

March 24, 2014

Mara Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cardinal Resources, Inc. (f/k/a JH Designs, Inc.)
Amendment No.1 to Form 8-K
Filed December 3, 2013
File No: 000-54983

Dear Ms. Ransom:

On behalf of Cardinal Resources, Inc, formerly JH Designs, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated December 13, 2103, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Form 8-K (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

General

We note that you have not treated the transaction subject to the above-referenced Form 8-K as a change in shell company status as you have not provided Item 5.06 information….please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-0K and the financial statements required by Item 9.01(a) and 9b) of Form 8-K.

RESPONSE:

Items 5.01 disclosure has been included in the Amendment at page 32 and updated financial statements for the fiscal years ending December 31, 2012 and 2011 (audited), and the nine months ending September 30, 2013 (unadited), together with pro-forma combined statements, have been included in the exhibits provided in Item 9.01.

Securities and Exchange Commission

March 24, 2014

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Scott C. Kline
Scott C. Kline

cc:	Jennifer Lopez, Staff Attorney

Kline Law Group, PC

100 Pine Street, Suite 1250, San Francisco, CA 94111